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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER: 8-31881

SEC Mail Processing Section
JUN 01 2009
Washington, DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 01, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brian Cohn, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5525 Sherier Place, NW
(No. and Street)

Washington	DC	20016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Cohn (202)-364-3100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.

(Name - *if individual, state last, first, middle name)*

7700 Old Georgetown Road	Bethesda	Maryland	20814-6224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Brian Cohn, Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

EDWARD R. MOORE, III
COMMONWEALTH
REGISTRATION NO. 136652
MY COMMISSION EXPIRES 03/31/2011
OF VIRGINIA
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

BRIAN COHN, INC.

MARCH 31, 2009

Brian Cohn, Inc.

TABLE OF CONTENTS

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Brian Cohn, Inc.
5525 Sherier Place, NW
Washington, DC 20016

We have audited the accompanying statement of financial condition of Brian Cohn, Inc. (the Company) as of March 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brian Cohn, Inc. as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
June 1, 2009

Brian Cohn, Inc.

STATEMENT OF FINANCIAL CONDITION

March 31, 2009

ASSETS

Cash and cash equivalents	$	25,499
Security owned, at market value		45,034
Loan receivable		21,250
Prepaid expenses		14,460
Total assets	$	106,243

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Loan payable - officer	$	722
Accrued expenses		11,328
Income taxes payable		3,840
Deferred tax liability		2,131
Total liabilities		18,021
STOCKHOLDERS' EQUITY		
Common stock, par value $0.01 per share		
Authorized: 5,000 shares		
Issued and outstanding: 100 shares		1
Additional paid-in capital		80,499
Retained earnings		7,722
Total stockholders' equity		88,222
Total liabilities and stockholders' equity	$	106,243

See notes to statement of financial condition

Brian Cohn, Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

March 31, 2009

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Brian Cohn, Inc. (the Company) is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is primarily engaged in investment banking and advisory activities. The Company is a registered member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(I) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule.

Change in Reporting Entity

On December 12, 2008, the Company reincorporated in the state of Delaware. The Company is authorized to issue 5,000 shares of $0.01 par value common stock. The Company issued 100 shares of common stock. The ownership of the Company did not change, however the reporting entity changed as a result of the reincorporation.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires a liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future

tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income before taxes primarily due to state taxes.

The components of income tax benefit (expense) in the statement of income are as follows:

Current	
Federal	$ 1,371
State	2,468
Total	3,839
Deferred tax liability	
Federal	1,323
State	809
Total	2,132
Total provision for income taxes	$ 5,971

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes" an interpretation of SFAS No. 109. The effective date of FIN 48 was for fiscal years beginning after December 15, 2006. The effective date was delayed in 2007 and was delayed again in 2008 for nonpublic companies. The new effective date was for FIN 48 for nonpublic companies is for fiscal years beginning after December 15, 2008. The Company has elected to defer application of FIN 48, as permitted by FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises," until 2009. The Company does not anticipate that the provisions of FIN 48 will have any significant impact on its financial statements. However, additional disclosures may be required of situations, if any, where the Company's tax positions are considered uncertain.

Fair Value Measurements

The Company adopted certain provisions of Statement of Financial Accounting Standard No. 157, Fair Value Measurements, as of April 1, 2008. This standard requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 established a hierarchal disclosure framework, which prioritizes and ranks the level of market place observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities, securities, and listed derivatives.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the valuation of the Company's investments that are recorded at fair value according to the hierarchy levels at March 31, 2009:

	Level I	Level II	Level III	Total
Investments in marketable securities	$ 45,034	-	-	$ 45,034

NOTE 2 - SECURITY OWNED, MARKET VALUE

Securities owned, market value consists of shares of a corporate stock valued at $45,034 at March 31, 2009. Unrealized losses on the security were $43,884 for the year ended March 31, 2009. The cost basis of the investment is $34,100 at March 31, 2009.

NOTE 3 - NET CAPITAL REQUIREMENTS

The capital ratio was 47% versus an allowable maximum of 1500% under the rules of the SEC. The Company's net capital requirement under SEC Rule 15c3-1 is $5,000. The net capital as computed was $38,097 leaving capital in excess of requirements in the amount of $33,097.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company extended a loan in the amount of $20,000 during January 2008 to its sole stockholder. The loan matures on January 6, 2012 and calls for interest to be accrued at the rate of 5% per annum. Accrued interest on the loan amounted to $1,250 at March 31, 2009.

As of March 31, 2009, the sole stockholder had an outstanding loan to the Company in the amount of $722.

A copy of the Company's statement of financial condition as of March 31, 2009, pursuant to SEC Rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.